Exhibit 99.5

UNITED UTILITIES PLC

RESPONSES TO REGULATORY REVIEWS

Ofgem and Ofwat announced final price limits for the 2005-10 regulatory period on 29 November and 2 December respectively.

After careful consideration, and following movements from the draft proposals on a number of points that were raised by the company, the Board of United Utilities has decided to accept both final determinations. Although the regulators have set demanding efficiency targets, particularly for operating costs, the group has plans in place to meet its cost savings challenges.

Further to these outcomes, the Board has decided on its dividend policy for the next regulatory review period, from 2005-10.

Since the current management team came together in 1999-2000, the group has pursued a consistent strategy with two principal objectives. These have been to improve the efficiency of its regulated businesses, enabling the group to outperform its regulatory targets and deliver additional returns, and to grow its support services businesses, by using its core skills of infrastructure management and business process outsourcing. The Board views its dividend policy as being contingent on the successful execution of both strands of its strategy. This successful execution has supported the Board's dividend policy over the last five years.

Over the next five years, the Board's target is to maintain dividends in real terms. This target is again dependent on the group continuing to successfully execute its strategy, which remains unchanged. The target assumes that the group at least meets its cost savings targets, as set by Ofwat and Ofgem, and its non-regulated businesses continue to perform at least in line with current levels.

Provided that the group meets these cost savings targets, the Board expects that virtually all of the targeted dividend payout will be met by the allowed returns from the group's regulated businesses, after taking account of their interest costs. Approximately 80 per cent of these interest costs have now been fixed for the next five years.

The Board's aspirations are to identify outperformance opportunities in the regulated businesses to increase dividend cover, and to grow its non-regulated earnings to allow further re-investment within these activities.

A presentation to investors and analysts will commence at 4.30pm on Tuesday, 14 December 2004 in the Gaumont Room, at the offices of Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB.

If you wish to attend the presentation please contact Simon Bielecki, either by phone (07810 157649), or email: Simon.Bielecki@uuplc.co.uk.

The presentation can also be accessed via a one-way listen in conference call facility, by dialling: + 44 (0) 020 7162 0193. A recording will be available for seven days following the presentation, on +44 (0) 20 7031 4064, access code 635417.

The presentation, together with further information on United Utilities, will be available on: http://www.unitedutilities.com from 4.30pm.

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
+44 (0) 7810 157649 (m)
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309
+44 (0) 7973 306773 (m)